NO ACT

JC
PE
2-12-09

[redacted]

09035358

March 10, 2009

Received SEC
MAR 1 0 2009
Washington, DC 20549

Act: 1934
Section: 15(d)
Rule:
Public Availability: 3/10/2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MinnErgy, LLC
Incoming letter dated February 12, 2009

Based on the facts presented, the Division will not object if, after the filing of a Form 15 making appropriate claims pursuant to Rule 12h-3 under the Securities Exchange Act of 1934, MinnErgy stops filing periodic and current reports under the Exchange Act that are due on or after the date of the Form 15.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2009

Mail Stop 3010

Miranda L. Hughes
Brown, Winick, Graves, Gross
Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Ruan Center, Des Moines, IA 50309

Re: MinnErgy, LLC

Dear Ms. Hughes:

In regard to your letter of February 12, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BrownWinick
ATTORNEYS AT LAW

Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, P.L.C.

666 Grand Avenue, Suite 2000
Ruan Center, Des Moines, IA 50309

February 12, 2009

direct phone: 515-242-2477
direct fax: 515-323-8577
email: hughes@brownwinick.com

Sections 15(d) and 13(a) of the Securities Exchange Act of 1934 and Rule 12h-3 Promulgated Thereunder

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, DC 20549

Attn: Office of Chief Counsel

Re: MinnErgy, LLC
Registration Statement initially filed May 14, 2007
File No. 333-142928

Ladies and Gentlemen:

On behalf of MinnErgy, LLC, a Minnesota limited liability company (the "Company"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in the Company's view that the effectiveness of the Company's above referenced registration statement on Form S-1 ("Registration Statement") during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), suspending the Company's duty to file with the Commission the periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's Registration Statement became effective (i.e., the fiscal year ending December 31, 2008). This letter replaces our previous letter submitted on December 29, 2008.

Factual Background

The Company was organized in March 2006 to develop a project to build and operate a 55 million gallon dry mill corn-processing ethanol plant located at one of two potential sites in southeastern Minnesota near Eyota or Utica. The Company currently has 37 record holders of its membership units, with approximately 4,979,920 membership units outstanding. The Company issued approximately 125,000 units to its founders for $4.00 per unit and 166,660 to its seed capital investors for $6.00 per unit. On November 27, 2006, the Company's board of governors voted to split its units in a 12:1 unit split, which resulted in the revaluation of its founders and seed capital units to $0.33 per unit and $0.50per unit, respectively, and the issuance of additional units to the current investors based on such split. In addition, the Company held a third private placement in which it sold 1,480,000 units at a price of $0.50 per unit. All of the above described membership units were sold without registering the units with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"). All sales were made pursuant to Regulation D Rule 506 of the Securities Act.

On May 14, 2007, pursuant to the Securities Act, the Company filed the Registration Statement . The Registration Statement proposed an initial public offering of a minimum of 63,000,000 and a maximum of 83,000,000 membership units of the Company for $1.00 per unit. The minimum investment requirement per investor was $20,000 and investors were allowed to purchase additional units in increments of $5,000 upon meeting the minimum investment threshold. The purpose of the offering was to raise equity to help fund the construction and start-up costs of a 55 million gallon per year ethanol plant. Through subsequent amendments to the Registration Statement the initial public offering amount was lowered to a minimum of 58,000,000 and a maximum of 89,000,000 membership units.

The membership units were offered on a best efforts basis directly to investors by the governors and officers of the Company without the use of an underwriter or placement agent. The offering was to terminate upon the earlier of (1) the date the maximum number of membership units were sold; or (2) the expiration of the one year period after the effective date. The Company could also end the offering at any time after the minimum number of units was sold or if the Company abandoned the project for any reason. Upon termination of the offering, the Registration Statement required that the Company promptly return offering proceeds to investors, including nominal interest on the investments.

Before subscribing for units, each subscriber was required to execute: (1) a subscription agreement; (2) a promissory note and security agreement; and (3) the Company's second amended and restated member control agreement. All subscriptions were subject to approval by the Company's governors and the Company reserved the right to reject any subscription agreement. Subscribers subscribing for units in the offering were required to provide funds payable to the Company's escrow agent of not less than 10% of the amount due for the membership units for which subscription was sought, which amount was deposited in the escrow account. Subscribers were required to sign a full recourse promissory note and security agreement for the remaining 90% of the total subscription amount. No investment fees were charged by the Company to subscribers as a condition to subscribe for units in the registered offering.

Subscription deposits were to be held in escrow until the earliest of (1) satisfaction of all the escrow agreement requirements necessary to release funds; (2) the date which is one year and one day after the Registration Statement was declared effective; or (3) termination of the offering. Proceeds from subscriptions for the units were deposited in an interest-bearing escrow account. The Registration Statement allowed the Company to terminate the offering prior to closing the offering, in which event the Company was required to return investments, with nominal interest. The escrow agreement required an agreement review and adoption fee of $300 in addition to a $75 per hour weekly escrow sub-accounting fee which contained a $450 weekly maximum and a $22,500 annual maximum limit. The escrow agreement also provided for an investment return disbursement fee of $25.00 per disbursement generated. All escrow fees were to be paid by the Company, and not from the principal deposited in, or interest earned on, the escrow account.

The Registration Statement was initially declared effective on May 9, 2008. Due to the current unfavorable economic environment in the ethanol industry, the Company's board of governors decided to terminate the offering. On December 16, 2008, the escrow agreement was terminated. The Company notified the escrow agent to return all of the escrow deposits and accrued interest to the subscribers. The escrow agent released all of the escrow deposits and accrued interest to subscribers. All of the escrow fees were paid by the Company. All of the subscription agreements the Company received from subscribers in the registered offering were rejectedby the Company. All promissory notes were cancelled and returned to the subscribers. Therefore, no membership units were, nor will be, issued pursuant to subscriptions received in the Company's registered offering and none of the subscribers in the registered offering have any further outstanding obligations whatsoever to the Company as a result of their subscriptions for membership units. As such, no membership units were, nor will be, issued pursuant to the Registration Statement.

On December 17, 2008, the Company filed with the Commission a letter requesting the withdrawal of the Registration Statement pursuant to Rule 477 promulgated under the Securities Act indicating that the Company may undertake a subsequent private offering pursuant to Rule 155. The request for withdrawal of the Registration Statement was verbally consented to by the Staff on December 24, 2008.

As noted above, the Company's Registration Statement initially became effective on May 9, 2008. Section 15(d) of the Exchange Act provides that the periodic reporting requirements of Section 13 of the Exchange Act are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Other than the membership units sold pursuant to Regulation D Rule 506, there are no other securities outstanding and there are no other securities which would require the Company to report under Section 13(a) or 15(d). The Company has no membership units registered under Section 12 of the Exchange Act. The Company advises the Staff that it is current in its reporting obligations under the Exchange Act. Additionally, the Company represents that as of the date of this letter, the Company has filed, and as of the date the Form 15 is filed, the Company will have filed, all reports required by Section 13 of the Exchange Act.

Although Exchange Act Rule 12h-3 grants an automatic suspension from the periodic reporting requirements imposed by Section 15(d) of the Exchange Act for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective. Thus, although all membership units of the Company that are issued and outstanding are held of record by fewer than 300 members, who acquired the units privately without registration under the Securities Act and whose units are not registered under the Exchange Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission the periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (i.e., the fiscal year ending December 31, 2008). If the Company's request is granted, the Company represents that it will file the Form 15 no later than the deadline for filing its Form 10-K for the fiscal year ended December 31, 2008.

Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c), promulgated thereunder, should not be interpreted in a manner that would require the Company to file Section 13(a) periodic reports merely because the Registration Statement was filed and became effective during the fiscal year ending December 31, 2008.

The Commission has stated that "the purposes of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (Oct. 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Although the Registration Statement was declared effective, no units were sold in the Company's initial public offering and the Company requested withdrawal of the Registration Statement pursuant to Rule 477 under the Securities Act, which such withdrawal the Staff orally consented to on December 24, 2008. The Company notified the escrow agent to return all of the escrow deposits and accrued interest to subscribers and the escrow agent has done so. Also, each subscriber's subscription agreement has been rejected and each promissory note has been cancelled and returned to the subscriber. As a result, no securities of the Company were sold or will be sold to the public by the Company pursuant to the Registration Statement, nor are there currently any public members of the Company. While the Company did receive subscriptions during the registered offering, all funds that were received from such subscribers pursuant to such subscription agreements were placed into escrow and not released to the Company.

Further, the Company did not accept any of the subscription agreements and no units were issued pursuant to subscriptions received during the registered offering. Therefore, because the Company has no "investing public" to which information about its activities through the end of the fiscal year 2008 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..."*Id.* In the Company's case, the burdens imposed by the application of Rule 12h-3 would clearly outweigh any benefits. The preparation and filing of periodic reports would involve significant management efforts and would impose a significant financial burden on the Company. Because the Company has no public members and no purchasers in a registered public offering, there is no investing public that would derive a benefit from requiring the Company to continue filing the periodic reports required by Section 13 of the Exchange Act.

The Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that the application of Rule 12h-3(c) is not always justified by public policy considerations and, accordingly, has taken a no-action position such as that requested herein. *See, e.g., Prairie Creek Ethanol, LLC (August 12, 2008); Victory Renewable Fuels, LLC (October 15, 2007); Telemar Participaoes S.A. (June 20, 2007); Wintegra, Inc. (Aug. 11, 2006); Infiniti Solutions Ltd., (Mar. 8, 2005); ATX Group, Inc., (Oct. 15, 2004); Engenio Information Technologies, Inc., (Sept. 13, 2004); NOMOS Corporation (Nov. 12, 2002); Medco Health Solutions, Inc. (Aug. 13, 2002); NeoGenesis Pharmaceuticals, Inc. (Apr. 1, 2002); OMP, Inc. (Apr. 2, 2001); Enfinity Corporation (Nov. 30, 1998); and Coral Systems, Inc. (Mar. 31, 1997).*

Consequently, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission the periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (i.e., the fiscal year ending December 31, 2008).

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the investing public derives no benefit from requiring the Company to file the periodic reports required by Section 13(a) of the Exchange Act because the Company's outstanding membership units are held of record by less than 300 persons and there have been, and will be, no purchasers in the registered public offering. Moreover, the financial burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (i.e., the fiscal year ending December 31, 2008). If and when relief is granted by the Staff with respect to the foregoing, the Company will file Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before the date on which the Company's next periodic report is due pursuant to the Exchange Act.

If you have any questions with respect to this request or require additional information, please feel free to contact me at (515) 242-2477. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. Further, we would appreciate it if you would acknowledge receipt of this letter by date-stamping a copy of this letter and returning it to me via facsimile at (515) 323-8577.

Very truly yours,

Miranda L. Hughes

cc: Dan Arnold, MinnErgy, LLC
Chad Anderson, McGladrey & Pullen, LLP